MAITLAND & COMPANY

Barristers & Solicitors

700 - 625 Howe Street

     Telephone:  (604) 681-7474

Vancouver, B.C.

      Facsimile:  (604) 681-3896

V6C 2T6

 e-mail:  seifert@maitland.com

_____________________________________________________________________________________

April 18, 2006

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attention:

Larry Spirgel

Assistant Director

Dear Sirs:

Re:

Cliff Rock Resources Corp. (the “Company”)

Registration Statement on Form SB-2

Filed January 18, 2006

File Number: 333-131081

We are Canadian counsel for the Company, and represent it for the purposes of this filing.

Enclosed is a revised Form SB-2 with the changes made to our initial submission blacklined for your convenience.  The clean revised document has been filed on EDGAR, along with a blacklined copy and a copy of this response letter.

The audited financial statements to September 30, 2005 now also contain unaudited financial information to December 31, 2005.  These updates to the financial information have been made throughout the document.  The amended financial statements are contained in the SB-2.  In addition, some of the information in the SB-2 has been updated to March 31, 2006.

We have the following responses to your letter of February 17, 2006 which was addressed to the Company.  The page references are based on the blacklined copy.

Cover Page

1.

Not applicable.

Table of Contents

2.

We have removed Items 24-28 from the Table of Contents.

Item 3:  Summary Information and Risk Factors

3.

We have shortened and re-written portions of this section.  Some of the information has been moved elsewhere in the document; i.e., the abbreviations used in the description of the royalties payable.  Please note that the first phase of the exploration has been completed and the second stage is planned for June 2006.  We expect results of the first two phases by mid-July 2006.  See page 2.

4.

We have also condensed and re-written the disclosure with regard to technical information in the document.  We have attempted to respond to the bulleted items contained on page 2 of your letter.

5.

We have highlighted and expanded the risk regarding the Company’s being an exploration stage company.  See pages 2 and 14.  We have also added the requested disclosure regarding the further expense required to prove a reserve.  See page 2.

6.

See page 2 for disclosure that the Company is specifically searching for gold and copper.

The Offering

7.

We have added the percentage figure requested.  See page 2.

8.

We have expanded risks factor #2 as requested.  See page 4.

9.

We have highlighted risk factor #4 as requested.  See page 4.

10.

We have added a risk factor under this heading regarding the ownership of stock in the Company by its directors and officers.  See page 5.

Item 7:  Selling Shareholders

11.

None of the selling stockholders are broker-dealers or affiliates of broker-dealers.

Item 10.  Directors, Executive Officers, Promoters and Control Persons

12.

We have added disclosure re the family relationships between the Hamiltons.  See page 10.

Item 11.  Security Ownership of Certain Beneficial Owners and Management

13.

Section 13(d)(3) of the Securities Exchange Act of 1934 provides the following:

“When two or more persons act as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of an issuer, such syndicate or group shall be deemed a “person” for the purposes of this subsection.”

While Messrs. Seifert, McCutcheon and Lightfoot are indeed all partners of Maitland & Company, the sole purpose of their partnership is limited to the practice of law in the Province of British Columbia.  Their relationship does not extend to acquiring, holding or disposing of securities of an issuer in Canada or the United States.  Each of these gentlemen makes his own individual investment decisions independent from the others. There is no agreement in place between these individuals regarding the acquisition, holding or disposition of securities of any issuer.

We have not, therefore, made any revisions to Item 11 in the SB-2.

Item 13:  Interests of Named Experts and Counsel

14.

We have added disclosure to this section.  See page 13.

Item 16:  Descriptions of Business

15.

We have made many revisions to the document, starting with Item 15 – Organization Within the Last Five Years. right through to the end of the proposed budgets for the work program.  As indicated earlier some of the material has been transferred from the Summary, i.e., the royalty definitions.  We have also attempted to simplify the language, most specifically, in the “Geologic Setting, Geophysics and Deposit Types” section.  We have not underlined these movements within the document or some of the simplifications, but have underlined any additions made.  These changes include those made as a result of the completion of Phase I and the Company’s ability to carry out Phase II and, if warranted, Phase III of the initial work program.  See pages 14 through 18.

16.

Figures 1 and 2 have been added to the document (following page 15) which we trust you will find in order.

In General

17.

The only information available to the author of the Report is contained in the disclosure.

Acquisition, Description and Location of the IQUE Claim

18.

We have included the disclosure regarding the reversion of the IQUE Claim back to Stephenson should the Company fail to make the advance royalty payments.  See pages 2, 3 and 15.

Geological Exploration Program in General

19.

We have made revisions throughout the disclosure regarding the various phases of the Company’s exploration program and the proposed timing of such work.

Item 17:  Plan of Operations

20.

We have added disclosure clarifying that the cash on hand was generated through the sale of shares.  See page 21.

21.

The Company believes that it has sufficient funds on hand to complete the three phases of the initial work program.  The Company does not have any day-to-day administrative expenses as these are donated by one of its promoters.  See Item 18 on page 22 for details.

22.

We have clarified the disclosure at the bottom of page 20.  In addition, throughout the document, we have changed references to the first two phases of the exploration program to the complete three-phase program.  For your further clarification, the Company, after deducting the expected costs of the offering, had cash of $9,616 on March 31, 2006.  During the next 12 months, $6,357 will be spent on Phases II and III of the work program, leaving miscellaneous working capital of $3,259.  As indicated in 21 above, the Company does not have any day-to-day administrative expenses.

Item 21:  Executive Compensation

23.

We have made the change requested.  See page 24.

Item 22:  Financial Statements

24.

The financial statements have been amended.  The audit is to September 30, 2005 with unaudited figures included in the statements to December 31, 2005.  Changes have been made throughout the document reflecting these changes.

Available Information

25.

The address has been amended.  See page 31.

Part II

Undertakings

26.

The new undertakings are now contained in the document.

Signatures

27.

The signature pages have now been corrected.

We have also updated all monetary conversion figures throughout the document and updated, where appropriate, information to March 31, 2006.

We trust the above, when read with the amended Form SB-2, satisfactorily responds to your comments.

Yours very truly,

MAITLAND & COMPANY

   “Michael Seifert”

Michael Seifert

:mam

encls.